Exhibit 99.1

Joint Filing Agreement, dated October 15, 2024

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other except to the extent that he or it knows that such information is inaccurate.

Dated: October 15, 2024

TREND INTERNATIONAL HOLDING AG

By: /s/ Shawn Sedaghat
Name: Shawn Sedaghat
Title: Chairman of the Board

/s/ Shawn Sedaghat
SHAWN SEDAGHAT